UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 1)

Aerosonic Corporation

(Name of Subject Company)

Buccaneer Acquisition Sub Inc.

(Offeror)

TransDigm Group Incorporated

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.40 PAR VALUE PER SHARE

(Title of Class of Securities)

008015307

(Cusip Number of Class of Securities)

W. Nicholas Howley

TransDigm Group Incorporated

1301 East 9th Street, Suite 3000

Cleveland, Ohio 44114

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John M. Gherlein Robert A. Weible Baker & Hostetler LLP 1900 East 9th Street, Suite 3200 Cleveland, Ohio 44114 (216) 621-0200	David S. Felman, Esq. Christopher J. Stephens, Esq. Hill, Ward & Henderson, P.A. 101 East Kennedy Boulevard Tampa, Florida 33602 (813) 221-3900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,800,614	$4,884

*	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 4,619,434 shares of Aerosonic common stock (representing the (i) 4,020,334 shares of common stock outstanding as of May 1, 2013 and (ii) 599,100 shares of common stock reserved for issuance upon exercise of outstanding options and warrants as of May 1, 2013) by $7.75 per share, which is the offer price.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001364.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,884
Form or Registration No.:	Schedule TO-T
Filing Party:	TransDigm Group Incorporated and Buccaneer Acquisition Sub Inc.
Date Filed:	May 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), and Buccaneer Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of TransDigm (“Purchaser”), on May 7, 2013 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.40 per share (the “Shares”), of Aerosonic Corporation, a Delaware corporation (“Aerosonic”), for $7.75 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, on June 4, 2013. The Depositary for the Offer has advised TransDigm that, as of the expiration of the Offer, 3,553,830 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 88.4% of the outstanding Shares (which includes 17,711 Shares tendered pursuant to guaranteed delivery procedures). In accordance with the terms of the Offer, Purchaser accepted for payment all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Purchaser intends to exercise the Top-Up Option, pursuant to which Purchaser has an option to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares that TransDigm and its subsidiaries (including Purchaser) own at the time of that exercise, constitutes one Share more than 90% of the number of Shares outstanding on a fully diluted basis. The consummation of the Top-Up Option transaction is expected to take place on or about June 10, 2013. As a result of the purchase of Shares in the Offer and pursuant to the Top-Up Option, Purchaser will own sufficient Shares to effect promptly thereafter a short-form merger under Delaware law without the vote of any other stockholder of Aerosonic. In the Merger, Purchaser will be merged with and into Aerosonic, with Aerosonic surviving the Merger and continuing as an indirect wholly-owned subsidiary of TransDigm. In the Merger, all remaining stockholders of Aerosonic (other than TransDigm, Purchaser, Aerosonic and any of their respective subsidiaries and stockholders that properly exercise their appraisal rights under Section 262 of the DGCL) will receive $7.75 per Share, net in cash, without interest and less any required withholding taxes.

The press release announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description of Exhibit

(a)(5)(D)	Joint press release issued by Aerosonic and TransDigm, dated June 5, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2013

BUCCANEER ACQUISITION SUB INC.

By:	/s/ Gregory Rufus
Name: Gregory Rufus
Title: Secretary and Treasurer

TRANSDIGM GROUP INCORPORATED

By:	/s/ Gregory Rufus
Name: Gregory Rufus
Title: Executive Vice President, Chief Financial Officer and Secretary

[Signature page to Schedule TO Amendment No. 1]

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit

(a)(1)(A)	Offer to Purchase, dated May 7, 2013.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 7, 2013.*

(a)(5)(A)	Joint press release issued by Aerosonic and TransDigm, dated April 22, 2013 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Aerosonic on April 22, 2013, File No. 001-11750).

(a)(5)(B)	TransDigm presentation to Aerosonic employees (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by TransDigm on April 25, 2013, File No. 005-36394).

(a)(5)(C)	Joint press release issued by Aerosonic and TransDigm, dated May 7, 2013.*

(a)(5)(D)	Joint press release issued by Aerosonic and TransDigm, dated June 5, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of April 19, 2013, by and among TransDigm, Purchaser and Aerosonic (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aerosonic on April 22, 2013, File No. 001-11750).

(d)(2)	Non-Disclosure Agreement, dated August 1, 2012, between Aerosonic and TransDigm.*

(d)(3)	Non-Disclosure Agreement, dated November 2012, between Aerosonic and TransDigm.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.